Filed by Big Cypress Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Big Cypress Acquisition Corp.

Commission File No.: 001-39871

Date: July 20, 2021

This filing relates to the proposed business combination of Big Cypress Acquisition Corp. (“Big Cypress”) and SAB Biotherapeutics, Inc. (“SAB Biotherapeutics”).

The following was made available to SAB Biotherapeutics stockholders on July 20, 2021.

SAB Biotherapeutics and Big Cypress SPAC Announcement

STOCKHOLDER Q&A – NOT FOR DISTRIBUTION

TRANSACTION OVERVIEW

1. What happened?

●	SAB Biotherapeutics (SAB) has entered into a definitive merger agreement with Big Cypress Acquisition Corp. (NASDAQ: BCYP).

●	Upon closing of the proposed transaction, SAB is expected to be listed on NASDAQ and continue to operate as SAB Biotherapeutics under the current management team.

●	The business combination is expected to be completed in the fourth quarter of 2021.

2. What was the valuation?

●	The proposed transaction implies an enterprise value for SAB, on a post-merger basis, of approximately $325 million (assuming a share price of $10.10 per share at closing, which share price is subject to market fluctuations) and is expected to provide SAB with in excess of $100 million of pro forma cash (assuming no redemptions from Big Cypress’ trust account).

●	The merger agreement provides that the current securityholders of SAB will also have the opportunity to receive up to 12 million additional public company shares in the future subject to the public company meeting certain trading price thresholds, which range from $15.00 to $30.00 per share. This would provide the current securityholders of SAB with the potential significant additional value of between $45 million and $270 million in aggregate if all of these shares are issued in the future.

3. How much capital do we anticipate this process will provide SAB?

●	Big Cypress has over $100 million in trust, however the investors in that trust will have the opportunity to request that a portion of the trust be used to redeem their shares of Big Cypress (this is called a redemption), so theoretically all of the Trust investors could “redeem” their shares at the price of approximately $10.10 per share. Our goal is to retain as many of the Trust investors as possible and we are undertaking a number of activities intended to do so.

4. What is SAB going to do with the additional funding?

●	Management intends to use anticipated resources post-transaction (proceeds from the business combination) to further expand the new drug R&D and production capabilities and support advancement of SAB’s robust pipeline and platform through multiple catalysts across several programs. These potentially include multiple clinical data read-outs, which represent potential value inflection events.

5. When can we expect the funds will be available to SAB?

|	●	Immediately post-closing.

6. It seems sudden, how did this happen?

●	In setting the Corporate Goals for 2021 last year, SAB elected to pursue the goal of preparing for and potentially entering the public equity market by becoming a publicly traded company.

●	On Monday, June 21, we took the initial step to accomplish this goal, which marks an important milestone for SAB. As seen in our press release, we have announced a definitive business combination agreement with Big Cypress Acquisition Corp., a special-purpose acquisition company (SPAC) or “blank check” company that went public with a focus on selecting an innovative biopharmaceutical firm to take public via a business combination transaction.

●	This pathway is expected to provide a streamlined means of taking SAB public.

SAB BIOTHERAPEUTICS, INC. – INTERNAL MASTER Q&A – CONFIDENTIAL	1

7. Why is SAB doing this? How is it strategic to the Company?

●	SAB is pursuing a number of high potential new drug initiatives and needs appropriate funding in order to advance these programs and accomplish our goals. Upon closing, the transaction should give SAB an important new funding source, both this year and ongoing, since public companies generally have more options for raising capital and generally can do so less expensively than private companies.

●	The funding that is expected to be available at the closing of the business combination (potentially >$100M) and the enhanced financing options we expect to have as a public company are intended to provide the fuel to fund our strategic and operational objectives and to build sustainable value in the company. Being public also raises the profile of the company, which can support SAB’s success as a business and its partnering efforts.

8. What is SAB aiming to do?

●	Advance its unique human antibody platform with demonstrated utility in immunotherapy and rapid response to emerging diseases.

9. What is unique about SAB?

●	SAB’s targeted, highly-potent polyclonal antibodies harness the immune system’s innate power, in essence turbocharging the natural way our bodies fight pathogens and their variants, modulate immune disorders, and potentially combat cancer via multiple mechanisms.

●	SAB’s DiversitAbTM platform leverages its proprietary transchromosomic (Tc) bovineTM herds to produce highly-potent targeted fully-human polyclonal antibody therapeutics for a wide range of immune system disorders, cancer and infectious diseases without the need for human donors.

●	SAB believes it has extensive opportunities to expand its pharma partnerships by leveraging the broad therapeutic discovery and development engine and collaboration potential inherent in its platform.

10. What has SAB accomplished?

●	~$250M to date in non-dilutive funding from the US Government and other sources has enabled the company to build out its bioproduction infrastructure, generate validating proof-of-platform clinical data in multiple programs, and progress the clinical development of its most advanced candidates.

●	SAB-185–a novel government-funded therapeutic for COVID-19—moved from concept to the clinic in just 128 days and has the potential to effectively address emerging variants.

BACKGROUND

1. What is a SPAC?

●	SPAC stands for “Special Purpose Acquisition Corporation” and is a publicly traded investment firm in which the SPAC sponsor typically looks for a single privately held operating company (like SAB), that fits a specific profile, in order to merge with that company and thereby make that company a publicly traded company. SPACs raise funds from investors in their IPO that post-merger are expected to be available to the identified target company to help fund its growth.

2. Why SPAC as opposed to IPO?

●	In the past SPACs have been viewed as an alternative funding source to IPOs. More recently, they have gained popularity as a mainstream funding source. SPACs can allow companies to become public more quickly and more efficiently and with greater certainty on valuation. SAB has been open to both pathways and believes that this is the right combination of SPAC profile, economic terms, SPAC team, and timing for the transaction.

SAB BIOTHERAPEUTICS, INC. – STOCKHOLDER Q&A – NOT FOR DISTRIBUTION	2

3. Why this SPAC (BCYP)?

●	SAB was approached by multiple SPACs that were not synergistic with our goals, funding needs and timelines.

●	BCYP aligned well with our funding needs, timeline, goals and “fit” with their team and network.

Their team includes tenured biotech executives who understand the complexities and nuances of therapeutic R&D, are experienced in establishing industry partnerships and have strong networks in the relevant financial and investor communities.

●	Importantly, they also share our values of corporate integrity and respect for the individual.

4. What was the target profile for Big Cypress?

In evaluating the merger, Big Cypress considered the following criteria and guidelines to evaluate prospective business opportunities:

- Growth-oriented Life Science company

- Well positioned to act as a standalone public company

- Novel products and platform with potential to address unmet medical needs

- Prospective value creation for opportunities that would be fully valued as a public company, through organic or   inorganic growth

5. Why did BCYP choose SAB?

●	BCYP had researched approximately 60 companies in its search for a SPAC merger partner, and selected SAB as its top candidate because it met and exceeded the above criteria, as well as the following additional factors.

●	The combination of powerful, broadly applicable proprietary platform technology; dedicated, knowledgeable and talented team; strong proof of concept data set; attractive clinical and late preclinical stage candidates; and the breadth/robustness of operations and assets characterizing SAB represented a highly attractive opportunity with excellent growth prospects.

●	In addition to a distinctive and exciting approach to marrying the power of nature with advanced genomic technology, they also liked that SAB’s innovative technology and management team are unconventional by biotech standards, with their novel DiversitAbTM platform leveraging Tc bovine herds that rapidly produce fully-human polyclonal antibodies with broad therapeutic potential, as well as their location in our nation’s heartland.

●	SAB met or exceeded BCYP criteria, demonstrating de-risked early development processes, clinical proof-of-concept, therapeutic targets with large unmet needs and what we expect to be manageable Phase 3 trials, high-value indications, and the ability to efficiently put additional capital to work advancing a high potential pipeline.

6. Will the transaction close?

●	SAB and Big Cypress are both motivated to close, and intend to perform the necessary steps to fulfill the regulatory requirements of the transaction, with the goal of NASDAQ listing approval. We aim to successfully close the transaction in the fourth quarter of this year, although this target date is not a guarantee.

●	The transaction does not require a certain amount of cash be present at closing (“no minimum cash condition”), which increases the likelihood of a successful and timely close. In addition, it does not involve a concurrent PIPE (private investment in public entity) financing as part of the transaction– the absence of a PIPE could facilitate closing. However, the companies may choose to use a PIPE or other financing vehicle to raise additional funds during or after the close.

SAB BIOTHERAPEUTICS, INC. – STOCKHOLDER Q&A – NOT FOR DISTRIBUTION	3

7. What will the ticker symbol be?

●	We are in the process of completing our application with NASDAQ and selecting a ticker symbol.

8. When will the SAB ticker be live?

●	Post-closing of the transaction.

9. What are the primary risks to the company with this process?

●	There is risk that the merger transaction does not close, or closes with less than expected or inadequate funds in trust, leaving SAB facing significant transaction and operating expenses with less than expected or inadequate cash.

●	There is risk that when the merger transaction closes, SAB’s share price may decline. If SAB needs to raise financing while its share price is low, stockholders could experience significant dilution from any equity financing. There are many other risks generally applicable to SPAC transactions that are identified in Big Cypress’ public filings (and will be identified in expected filings to be made in connection with the proposed transaction).

10. Who are the new board members and how will they benefit the company?

●	We expect the new board members to bring valuable experience, networks and skills to help the company succeed. Sam Reich is an experienced biotech entrepreneur and investor who has founded, built and successfully sold several biotech companies. He also has a background in drug development. Jeffrey Spragens has had a long and successful career both building and growing innovative life sciences companies and as a real estate developer. He also is an active and engaged philanthropist.

11. Will we get the opportunity to meet the new board members?

●	Yes, we expect to have an opportunity to introduce the new board members to our stockholders in the future.

CURRENT STOCKHOLDERS:

1. Will stockholders get the same number of shares in the new company as they currently hold?

●	No, each share that you hold will be automatically cancelled and converted into a number of shares of the new company based on an equity value of $300 million and based on a conversion rate of $10.10. The total number of shares of the new company expected to be issued to the current SAB stockholders and optionholders is 29,702,970 shares, based on current estimates.

2. How does this impact me as a stockholder?

●	For SAB investors, this transaction (post-closing) is intended to allow you to have a choice as to when and whether to sell some, all or none of your shares. This of course is a big advantage of being a public company. There also is the possibility that the value of the shares will increase over time, as we strive to build value in SAB. (However, as with any company, shares could also decrease in value.) You also are expected to be able to purchase additional shares in the public market.

3. What opportunity does this present for SAB and its stockholders that they would not have otherwise?

●	In addition to expected access to larger amounts of funding, some benefits of going public generally include providing more liquidity for our stockholders since shares will be traded through a public market and potentially enhanced credibility and visibility for the company with the public.

●	We expect that being public provide us with the funding needed to grow and create value from our DiversitAbTM platform and our pipeline of therapeutic candidates.

●	It is also a potential opportunity for each of us to participate financially in the collective success of SAB.

SAB BIOTHERAPEUTICS, INC. – STOCKHOLDER Q&A – NOT FOR DISTRIBUTION	4

4. As a current stockholder of SAB, should I buy Big Cypress stock?

●	That decision is completely up to you and as with any investment decision, you may want to consult your financial advisor. You may not buy Big Cypress stock if you have knowledge of any material non-public information regarding Big Cypress or SAB at the time of the purchase. Please refer to Exhibit A for definitions of “materiality” and “non-public.”

5. Will there be any other business changes anticipated besides the Board?

●	There are none planned at this time, however as with any on-going operating Company changes are made from time to time at the direction of management and the Board.

OTHER TRANSACTION RELATED:

1. What are your plans for future capital raises? How long do you expect your current cash on hand to support operations?

●	Big Cypress has about $100 million in cash to be deployed (excluding any redemptions).

●	Upon completion of the transaction, we expect to have ~$118 million pro-forma cash (excluding any redemptions), which we expect will support company operations through the end of 2023.

2. What is the expected post-merger valuation? What will be the pro-forma stockholder breakdown?

●	SAB is presently expected to have an implied post-merger enterprise value of roughly $325 million, although such value is subject to fluctuation based on the market price of the stock following closing.

●	Immediately following the closing of the merger transaction, the stockholder composition is presently expected to be 68% SAB rollover stockholders, 26% public stockholders, and 6% SPAC sponsors.

3. What is the lockup expiration for current Big Cypress sponsors?

●	180 days from closing.

4. What will the Board composition look like post-merger?

The merger agreement provides that the Board will be comprised of seven people:

●	Five selected by the current SAB Board of directors.

●	Two selected by Big Cypress (Samuel J. Reich, Jeffrey G. Spragens).

●	Eddie Hamilton is expected to transition to a board observer role and remain active in the Company.

●	Samuel Reich is expected serve as executive chairman.

OTHER:

1. Is the Company aware of postings related to BCYP investigations and potential lawsuits?

●	Yes, the company is aware of such postings. They are well-known to be a common occurrence following nearly every merger transaction of a SPAC.

●	In addition, while in the postings certain plaintiffs’ law firms state they are “investigating” the proposed transaction and seeking to sign up clients, in the absence of credible complaints, we believe that the claims suggested in the postings are entirely without merit. In fact, we believe that if the law firms actually conduct an “investigation” they will come to the same conclusion.

2. Big Cypress announced a Confidential Submission of S-4 Registration Statement related to its proposed  business combination with SAB Biotherapeutics, what does this mean?

●	The transaction is presently progressing quickly. By filing a submission now, we are hoping to initiate a review of the Registration Statement by the SEC sooner than later. In order to file at this time, a confidential submission was necessary. However, the submission is expected to become available to the public in about a month.

SAB BIOTHERAPEUTICS, INC. – STOCKHOLDER Q&A – NOT FOR DISTRIBUTION	5

Participants in the Solicitation

The Company, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and stockholders may obtain more detailed information regarding the names and interests in the Business Combination of the Company’s directors and officers in the Company’s filings with the SEC including the Registration Statement to be filed with the SEC by the Company, which will include the proxy statement of the Company for the Business Combination. The names of SAB’s directors and executive officers will also be in the Registration Statement.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and SAB, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SAB. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of the Company or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or SAB; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 21, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SAB BIOTHERAPEUTICS, INC. – STOCKHOLDER Q&A – NOT FOR DISTRIBUTION	6